MONTHLY REPORT - September, 2010
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $  (4,154,028)    20,572,562

   Change in unrealized gain (loss) on open          38,489,754     47,917,721
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.       (19,850)         58,096
         Treasury obligations

    Interest income                                     261,739      2,562,187

    Foreign exchange gain (loss) on margin              171,724        140,645
       deposits
                                                   ------------   ------------
Total: Income                                        34,749,339     71,251,211

Expenses:
   Brokerage commissions                              4,722,327     42,896,870

   Management fee                                        15,043         80,487

   20.0% New Trading Profit Share                        67,820         92,687

   Custody fees                                          40,023        122,408

   Administrative expense                               188,904      1,709,787
                                                   ------------   ------------
Total: Expenses                                       5,034,117     44,902,239

Net Income (Loss) - September, 2010               $  29,715,222     26,348,972

                  STATEMENT OF CHANGES IN NET ASSET VALUE


                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (690,253.557       $ 11,370,538     820,281,544    831,652,082
   units) at August 31, 2010
Addition of 1,683.956 units on            1,157       2,054,080      2,055,237
   September 1, 2010
Redemption of (5,409.005) units              (0)     (6,745,570)    (6,745,570)
   on September 30, 2010+
Net Income (Loss) - September, 2010     468,144      29,247,078     29,715,222
                                   -------------  -------------   ------------

Net Asset Value at September 30,
2010 (686,730.996 units inclusive
of 202.488 additional units)	   $ 11,839,839     844,837,132    856,676,971
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST September 2010 UPDATE

            September   Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1     3.54%         2.90%      $   1,247.10   679,783.780  $ 847,757,545
Series 2     3.15%         0.34%*     $   1,282.42        71.686  $      91,932
Series 3     3.17%         5.11%      $   1,283.90     6,875.530  $   8,827,494

*Year to Date ROR for Series 2 Units is from April 1, 2010, the date such units were first issued.


+ Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				 October 7, 2010


Dear Investor:

Global Macro Trust - Series 1 (the "Trust") was up 3.54% for September, 2010. Year-to-date the Trust is up 2.90%.

September saw a rotation back to risk seeking investments with resurgence in global equity markets, even including the beleaguered Japanese indices. This environment led to substantial gains from currency, stock index, metal and agricultural commodity trading that far outweighed losses from the Trust's long futures positions in government debt securities. Energy trading was marginally profitable.

The bump up in interest rates, which accompanied rising stock and commodity prices and a falling dollar, resulted in losses on long positions in German, Australian and Canadian note, bond and short-term interest rate futures and British and U.S. note and/or bond futures.

The most profitable sector in September was currencies. The U.S., euro-zone and Japan all seemed to be competing for the dubious honor of having the poorest outlook. Japan intervened in an effort to reverse a rising yen, but it had little lasting effect. The dollar slid significantly versus commodity-oriented and higher growth currencies. Long positions were profitable in the currencies of India, Australia, New Zealand, Canada, Brazil, Chile, Colombia, Mexico, South Africa, Turkey, Singapore and Korea. In non-dollar cross trading, long positions in the Swedish krona versus the euro and Norwegian krone and long positions in the Australian versus the Canadian dollar were profitable.

Almost without exception, global equity indices rose and profits were generated from long index futures positions in the U.S., Germany, Sweden, Great Britain, Taiwan, China, Hong Kong, Korea, India, Singapore and
South Africa. A long position in Australian and short positions in Japanese index futures were unprofitable.

In metals trading, industrials benefited from greater optimism about economic growth in Asia, and long positions in tin, copper and nickel joined long positions in gold, silver and platinum in generating profits. Gold hit new records while silver had the greater percentage gains.

Agricultural commodities have been experiencing price appreciation based on perceived supply shortages and inclement weather, although these concerns abated near month-end and there was some price retracement. Long positions in cotton were the most profitable followed by long positions in the soybean complex. Long corn and wheat positions had been up strongly but ended up only slightly.

Energy was up slightly with profits on long positions in Brent crude oil, heating oil and gas oil and a short position in natural gas outweighing losses on short positions in WTI crude and gasoline.

					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman